Exhibit 99.1

April 21, 2016 2016 1Q Earnings Release Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

1Q Operating Performance Major Business Activities 2016 Business Plan ▶ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

POSCO Earnings Release ｜April 21, 2016 6,788 5,945 5,767 Revenue Operating profit increased due to price hike and cost reduction 2015.1Q 2015.4Q 2016.1Q (thousand tons) (thousand KRW/ton, billion KRW, thousand tons) 9,183 9,756 9,064 Crude Steel 670 540 551 Carbon Steel Price (billion KRW) OP Margin 9.2% 6.2% 10.1% 622 371 582 Operating Profit 8,600 8,996 8,770 Steel Product Production Sales Profit 2015.1Q 2015.4Q 2016.1Q 2015.1Q 2015.4Q 2016.1Q Net Income 262 446 500 2015.1Q 2015.4Q 2016.1Q Carbon Steel 8,170 8,513 8,304 S T S 430 483 466 2015.1Q 2015.4Q 2016.1Q Domestic 4,223 4,296 4,229 Exports (%) 4,309 (50.5) 4,825 (52.9) 4,511 (51.6) Invento-ries 1,276 1,240 1,164 2,779 341 Liabilities to Equity 24.5% 19.3% 19.2% 5,145 Cash Balance * Net Debt 4,948 3,657 △356 2015.1Q 2015.4Q 2016.1Q [Financial structure] [Product production] [Sales Volume and Inventories] * Gwangyang) No.5 BF revamp (Feb.16~May. 23, 98 days) * Cash and Cash Equivalents + Short term financial goods + Short term available for sale securities 9,121 8,532 Product sales volume 8,740 1Q Operating Performance Parent Income

POSCO Earnings Release ｜April 21, 2016 Revenue/Operating Profit Net Income/ROE Financial Structure 13,906 335 4.8% 2.4% 15,101 110 (billion KRW) (billion KRW) (billion KRW) 12,461 353 5.3% 3.3% 1.0% ROE* Operating profit recorded 660 billion KRW as performance improved from steel, trading and other segments 2015.1Q 2015.4Q 2016.1Q 2015.1Q 2015.4Q 2016.1Q 3.1% 2015.1Q 2015.4Q 2016.1Q 16,534 15,489 89.8% 78.4% 77.0% Net Income (billion KRW) Revenue Operating Profit Net Income 2015.1Q 2015.4Q 2016.1Q 2015.1Q 2015.4Q 2016.1Q 2015.1Q 2015.4Q 2016.1Q Steel 11,764 10,391 10,052 551 274 551 352 90 314 Trading 7,003 6,393 6,148 114 68 109 95 △125 96 E & C 2,435 2,564 1,791 29 61 7 △82 12 △23 Energy 584 503 456 89 21 43 62 △1 16 I C T 218 245 209 5 △22 10 2 △60 8 Chem/Ma-terials, etc 756 668 586 20 △6 11 △2 8 △5 Total 22,760 20,764 19,242 808 396 731 427 △76 406 OP Margin Revenue 21,598 Operating Profit * Quarter result annualized 731 341 660 6,491 8,686 8,514 1Q Operating Performance Consolidated Income Liabilities to Equity Net Debt Cash Balance

1Q Operating Performance Major Business Activities 2016 Business Plan ▶

Major Business Activities

Strengthen Steel Competitiveness

Expanded World Premium product sales through providing customized solutions

Lock-in Customers

[Automobile]

- SM6 sourced 100% with POSCO products as the company involved early on from development stage (Giga-level Ultra-high strength steel applied 18.5%)



Provide Total Solution

[Energy/Shipbuilding]

- Developed steel fit for customers' request (utilizing existing API product) +Provided customized welding tech. and low-cost welding materials*

*Welding Materials: 50% in price compared to imported materials


World Premium Product Sales
(thousand tons)
WP Portion
WP Product sales volume
Solution-Marketing related sales
(WP+Average products)
36.5%
39.7%
44.5%
2,882
3,427
3,682
465
740
856
'15.1Q
'15.4Q
'16.1Q

Expand M/S with WP Products

[STS]

- Provided customized STS steel of membrane* for LNG ships (KOGAS)
  *KOGAS' self-developed method to load in non-circluar tanks
- Suggested modified sink production process that eliminates heating stage
  - Supported premium product development to substitute for imported goods

[Home Appliances]

- First to apply PNX-level* of Hyper NO on white goods
  - Used in ultra-high yield compressor on refridgerator
  * Equivalent level to auto engine motor

[Construction]

- Developed and offered new type of BH-steel
  - 10% cost-saving compared to existing structual steel
  *Built up H beam

[Wire Rod]

- Provided alternative material for auto pinion shaft that eliminated LA*-heating process
  - Contributed to customers' cost reduction, and pursue to expand application to wire rod
  *Low Temp. Annealing

POSCO Earnings Release | April 21, 2016

6

posco

Major Business Activities

Strengthen Steel Competitiveness

Reduced the losses of overseas steel subsidiaries, such as upturn in Zhangjiagang STS mill



($/t, billion KRW)
Shanghai HR Price*
East Asian Slab import price**
325
302
289
364
295
275
235
328
2015.3Q
2015.4Q
2016.1Q
Overseas steel operating profit
△117
△91
△48

* Source : SBB, HRC (Q235 5.5mm) / China domestic Shanghai (incl. 17% vat)

** Source : SBB, CFR Main East Asian ports'

Zhangjiagang STS

- **Turned a profit as sales volume went up and fixed cost dropped**
  - Operating profit ('15.4Q)△14 →('16.1Q)11 (billion KRW)
  - Reduced 8% of fixed cost for CR from materials/ outsourcing cost, etc.
  - CR sales to end-user increased by +3.5%p

POSCO MEXICO

- **Turned a profit as sales increased and loss from inventories valuation reduced**
  - Operating profit ('15.4Q)△2 →('16.1Q) 2 (billion KRW)
  - Galvalnized steel sales volume up by +15%

PT.KRAKATAU POSCO

- **Rolling margin improved as raw material purchasing price fell**
  - Operating profit: ('15.4Q)△71 → ('16.1Q)△64 (billion KRW)

  * Price increase will be gradually applied from 2Q
  · CIS slab price (U$, FOB): ('15.E) 213→('16.3) 300

POSCO SS-VINA

- **Operating loss reduced as quality and productivity enhanced**
  - Operating profit: ('15.4Q)△48 →('16.1Q)△17 (billion KRW)

  * Expected to reach breakeven point this year through stabilizing production ('15.6/E finished construction)

POSCO Earnings Release | April 21, 2016

posco 7

Major Business Activities

Speed-up Restructuring

Continued restructuring efforts and re-established group business portfolio

1Q restructuring results : 6 cases complete, Stake sales of POSpower took step

	Action	Company/Asset
Subsi-diaries	Disposal(1)	Xenesys (Japan)
	Liquidation(1)	P-Russia
	Consolidation(1)	POSCO Green Gas Tech.
Assets	Disposal (3)	Real-estate of P-E&C, etc

[POSpower]

- *March* Received Letters of Intent (7 candidates) and completed due diligence process
- *April* Hold bidding for stake sales (max 71%)
- *~2016* Complete stake sales/ Raise capital through Project Finance (PF)

※ 2016 Restructuring Target


Financial Improvement*
[35 Subsidiaries]
3.2
[19 assets]
0.8
(trillion KRW)

* Cash from sales + debt reduction + base-effect from excluding planned CAPEX

Re-aligned business portfolio as "Steel"+"4 Domains"

- Target to achieve distinctive competitiveness and profit source by each domain
- Reinforce synergy of all businesses


1
Solution Trading
2
Smart Infra.
Steel
3
Power Solution (IPP)
4
Energy Materials

1. Add value to existing trading by applying solutions
2. Develop infrastructure business opportunities from ICT/Energy (Smart Factory/Building & City/Energy)
3. Strengthen overseas business by fully using group competencies, "PEPCOM" (Planning + EPC + O&M)
4. Commercialize and develop new business opportunities of materials business that is based on POSCO's self-developed technology

POSCO Earnings Release | April 21, 2016

POSCO 8

주요 경영활동 POSCO Earnings Release ｜April 21, 2016 * X-AHSS: Extra Advanced High Strength Steel, NO: Non-Oriented magnetic steel POSCO Earnings Release ｜April 21, 2016 Major Subsidiaries Discovered additional offshore gas in Myanmar Completed exploration drilling on AD-7 block (Feb ’16) - Plan to evaluate reserve after test drilling (~’17.1H) Trading profitability improved as WP product sales increased WP sales volume : (’15)1.8 →(’16)2.5 million tons (1Q 0.62 million tons) ∙ Pushing towards increasing supply to Electric vehicle makers, utilizing Hyper NO, etc. Built infrastructure for charging Electric vehicle close to housing area (P-ICT) Won order to make 1,400 units of home-charging system for Hyundai Motor Group “IONIQ” model (Mar ‘16) - Built/Operated public charging system : E-mart, etc (272 units, Mar ‘16) Increased sales of secondary battery materials (P-Chemtech/P-ESM) P-Chemtech) 2016 anode material sales target: 5,306 tons ∙ Applied in battery for electric bus in China (Jan ‘16) ∙ Add No.4 production line of 2,280 tons/yr (by May ‘16) - P-ESM) Scheduled to develop and acquire approval for PG-NCM* for Electric Vehicles (~Oct ’16) Won orders from Energy/Housing (P-E&C) - EPC contract for Panama coal-fired power plant (823 billion KRW, Mar ‘16) - A center in Pangyo Creative Economy Valley (89 billion, Jan ‘16) Expanded overseas IPP business through joint efforts with subsidiaries P-Energy P-Daewoo P-E&C O&M EPC Supply fuel [ Quynh Lap, Vietnam ] - Signed MOU with local gov. on business cooperation - Size : 1,200MW Made progress on on-going overseas PJTs - Mongolia CHP-5 : Received approval on environmental impact assessment (Jan ’16) - Botswana MorupuleB Ⅱ : Built local office (Mar ‘16) *PoscoGradient-NCM (POSCO’s own cathode material) Prepared for Lithium commercialization(POSCO) Started to build lithium carbonate production line (Feb ‘16.2, Salta state in Argentina) - Proceeded to build production line (complete by Oct. 2016) Solution Trading 1 Smart Infrastructure 2 Power Solution (IPP) 3 Energy Materials 4 Major Business Activities

1Q Operating Performance Major Business Activities 2016 Business Plan ▶

Business Plan 2015 2016(f) POSCO Revenue (trillion KRW) 25.6 24.3 - Crude steel production (million tons) 38.0 37.2 - Product sales (〃) 35.3 35.3 CAPEX (trillion KRW) 2.0 2.1 Net Debt (〃) 0.4 △0.6 Consolidated Revenue (trillion KRW) 58.2 58.7 CAPEX (〃) 2.5 2.8 Net Debt (〃) 16.5 14.6 POSCO Earnings Release ｜April 21, 2016

Appendix 1. Business Environment – Steel demand and raw materials 2. Financial Statements ▶

Market Environment Domestic Demand Outlook POSCO Earnings Release ｜April 21, 2016 Domestic Demand & Supply Outlook (million tons) * POSRI(Apr 2016) 2013 2014 2015 2016(f) 　 1Q 2Q YoY Nominal Consumption 51.8 55.5 55.8 55.8 13.2 14.6 + 1.4% Export 29.2 32.3 31.6 32.3 7.6 8.3 + 6.3% Production 69.1 74.1 74.1 75.1 17.6 19.6 + 3.7% Import 11.8 13.7 13.2 13.0 3.3 3.3 △ 0.3% 　 Incl. Semi-Product 19.4 22.7 22.1 21.9 5.7 5.3 + 1.0% Shipbuilding Construction Automobile 2Q production to go up as domestic sales increased by extended tax cuts for purchasing auto vehicles 2Q construction to lower slightly as new orders continue to come down Construction investment to steadily increase supported by housing growth while civil engineering remains weak 1,023 1,211 1,069 1,248 ‘15.3Q 4Q ‘16.1Q 2Q 【Production】 (thousand units) 6.5 4.7 7.2 6.2 ‘15.3Q 4Q ‘16.1Q 2Q 【Construction】 (million GT) * Clarkson(Mar 2016), POSRI (Apr 2016) * The Bank of Korea (Mar 2016) , POSRI(Apr 2016) ‘15.3Q 4Q ‘16.1Q 2Q 5.6% 7.5% 3.2% 3.0% 【Investment】 (YoY) Appendix#1. Business Environment * Korea Automobile Manufacturers Association (Apr 2016), POSRI(Apr 2016)

Appendix#1. Business Environment

Market Environment

China's Steel Economy

"2016 steel price and economic sentiment are showing earlier-than-expected recovery"

- ✓ April steel price reached the level of 2Q15 as overcapacity from China eased due to production cuts and restocking demand increased
- ✓ Steel market sentiment bottomed out : China's March steel PMI recorded 49.7, its highest in 23-months

[China's Steel Price and Steel PMI]


Domestic HR Price ($/ton)
478
406
365
335
296
306
309
369
407
43.0
48.2
41.0
42.2
40.6
46.7
49.0
49.7 Steel PMI
'15.1
4
7
10
12
'16.1
2
3
4

* CRU(Apr 2016), China Federation of Logistics & Purchasing (Apr 2016)

Steel Demand in Major Countries

"Downtrend of global demand leveled off due to demand upturn from US and MENA"

- ✓ China : Demand continues to decline as construction demand tightened, whereas auto steel demand remains strong
- ✓ Emerging countries : Steady demand of 5% expected from India and Southeast Asia, due to their active infrastructure investment

[Steel Demand Outlook for Major Countries]

(million tons)

	2013	2014	2015	YoY	2016(f)	YoY
US	95.7	107.0	95.7	△10.6%	98.8	3.2%
EU	142.0	149.1	153.3	2.8%	155.4	1.4%
China	735.1	710.8	672.3	△5.0%	645.4	△4.0%
India	73.7	76.1	79.5	4.5%	83.8	5.4%
ASEAN	59.2	62.1	66.4	7.0%	70.3	5.8%
MENA	69.4	72.5	72.1	△0.6%	74.4	3.1%
Global	1,534	1,547	1,500	△3.0%	1,488	△0.8%

* World Steel Association(Apr 2016)

POSCO Earnings Release | April 21, 2016

posco

POSCO Earnings Release ｜April 21, 2016 Iron Ore Coking Coal 2016.1Q 2016.2Q (US$/ton) *Platts 62% Fe IODEX CFR China (Quarterly Spot Average) 2014 2Q 2014 3Q 2014 4Q 2015 1Q 2015 2Q 2015 3Q 2015 4Q 2016 1Q 1Q average price slightly increased due to strong price in March, as iron ore price temporary shot up to U$60/ton, based on the expectation of market recovery in China 2Q price to go up QoQ, despite the supply and demand imbalance from major miners’ capacity expansion, as demand remains robust by temporary recovery of steel economy “Fine ore CFR to remain around U$54/ton” 103 90 74 62 59 55 47 48 2016 2Q(f) 54 *Platts HCC Peak Downs Region FOB (Quarterly Spot Average) (US$/ton) 2014 2Q 2014 3Q 2014 4Q 2015 1Q 2015 2Q 2015 3Q 2015 4Q 2016 1Q 2016.1Q 2016.2Q Price recovered to U$80/ton level in 6-months due to supply disturbance, resulted by heavy rain in Australia and Chinese supply decline during Lunar New Year : $77(Jan 4) → $83/ton (Mar 31) Price is to show limited uptrend as market hit its bottom and US suppliers that faced marginal pricing, reduced exports, overall easing the oversupply situation “Hard Coking Coal within FOB $85/ton” 113 112 105 111 88 84 77 77 2016 2Q(f) 85 Appendix#1. Business Environment Raw Materials [Iron Ore Price] [Coking Coal Price]

2015.1Q 2015.4Q 2016.1Q QoQ Revenue 15,101 13,906 12,461 △1,445 Gross Profit 1,798 1,446 1,541 +95 (Gross Margin) (11.9%) (10.4%) (12.4%) - SG&A 1,066 1,105 882 △223 Operating Profit 731 341 660 +319 (Operating Margin) (4.8%) (2.4%) (5.3%) - Other Operating Profit 58 △315 2 +317 Share of Profit (loss) of Equity-accounted investees △63 △144 50 +194 Finance Items Gains △122 167 △153 △320 Foreign Currency Transaction & Translation Gains (loss) △9 84 △41 △125 Net Income 335 110 353 +243 (Net Margin) (2.2%) (0.8%) (2.8%) - Owners of the Controlling Company 339 186 367 +181 (billion KRW) POSCO Earnings Release ｜April 21, 2016 Summarized Statements of Income Appendix#2. Financial Statements

2015.1Q 2015.4Q 2016.1Q QoQ Current Assets 31,948 29,181 28,590 △591 Cash Balance* 6,491 8,686 8,514 △172 Account Receivable 11,653 9,596 9,346 △250 Inventories 10,046 8,225 7,787 △438 Non-Current Assets 52,683 512,279 508,650 △3,629 Other Long-term Financial Assets** 3,514 3,205 3,158 △47 PP&E 35,210 34,523 34,173 △350 Total Assets 84,631 80,409 79,455 △954 Liabilities 40,058 35,339 34,561 △778 Current Liabilities 22,559 20,131 19,802 △329 Non-Current Liabilities 17,499 15,208 14,759 △449 (Interest-bearing Debt) 28,095 25,220 24,003 △1,217 Equity 44,573 45,070 44,894 △176 Owners of the Controlling Company 41,237 41,235 41,147 △88 Total Liabilities & Equity 84,631 80,409 79,455 △954 POSCO Earnings Release ｜April 21, 2016 (billion KRW) Consolidated Statements of Financial Position Appendix#2. Financial Statements * Cash Balance: Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities ** Including Other bonds